INFOCROSSING [logo]                                           2 christie heights
                                                               leonia, nj  07605
                                                            www.infocrossing.com
                                                                   v201.840.4700
                                                                   f201.840.7250

                                 April 19, 2006

VIA FACSIMILE AND
EDGAR TRANSMISSION


Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Mark P. Shuman and Rebekah Toton

         Re:      Infocrossing, Inc.
                  Registration Statement on Form S-3
                  File No.  333-130705

Dear Mr. Shuman and Ms. Toton:

         Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Securities Act of 1933, as amended, Infocrossing, Inc., a Delaware corporation (the "Company"), hereby respectfully requests that the effective date of the Company's registration statement on Form S-3 (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on December 27, 2005, as amended on February 17, 2006, April 4, 2006 and April 19, 2006 (No. 333-130705) be
accelerated to 4:00 p.m. E.S.T. on the 21st of April, 2006, or as soon thereafter as practicable.

         The Company hereby acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

         The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

         The Company further acknowledges that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions with respect to this request, please call me at (201) 840-4717 or Eduardo Gallardo of Gibson, Dunn & Crutcher LLP, at (212) 351-3847. Additionally, please contact Mr. Gallardo on the effectiveness of the Registration Statement.



                                                Sincerely,

                                                INFOCROSSING, INC.


                                                By: /s/ NICHOLAS J. LETIZIA
                                                    ---------------------------
                                                    Name: Nicholas J. Letizia
                                                    Title: Senior Vice President
                                                           and General Counsel